Filed pursuant to Rule 433

Registration No. 333-231555-01

June 17, 2020

Final Term Sheet

1.900% First Mortgage Bonds due 2030 (the “Notes”)

Secured Medium-Term Notes, Series L

IDAHO POWER COMPANY

Issuer: Idaho Power Company

Trade Date: June 17, 2020

Original Issue Date/Settlement Date: June 22, 2020, which is the third business day following the Trade Date, or “T+3.” Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement

Principal Amount: $80,000,000

Original Interest Accrual Date: June 22, 2020

Price to Public: 99.590% of Principal Amount, plus accrued interest, if any, from the Original Issue Date

Purchasers’ Discount: 0.650%

Proceeds to the Company: 98.940%

Interest Rate: 1.900% per annum

Anticipated Ratings:*

Standard & Poor’s Ratings Services: “A-”

Moody’s Investors Service: “A1”

Anticipated Use of Proceeds: To pay at or prior to maturity $75 million of Idaho Power Company’s 2.95% First Mortgage Bonds due April 1, 2022, and to fund a portion of Idaho Power Company’s capital requirements, or for other general corporate purposes.

Interest Payment Dates: January 15 and July 15, commencing January 15, 2021

Redemption: As specified in Pricing Supplement No. 1 dated June 17, 2020

Make-whole Call: Prior to April 15, 2030, the greater of (i) 100% of the principal amount to be redeemed and (ii) an amount to be determined using a discount rate equal to the Treasury Rate plus 20 basis points

Par Call: On or after April 15, 2030, 100% of the principal amount to be redeemed

Maturity Date: July 15, 2030

CUSIP: 45138LBG7

Purchasers:

J.P. Morgan Securities LLC ($20,800,000)

Wells Fargo Securities, LLC ($20,000,000)

MUFG Securities Americas Inc. ($20,000,000)

BofA Securities, Inc. ($9,600,000)

U.S. Bancorp Investments, Inc. ($9,600,000)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, Wells Fargo Securities, LLC, toll free at 1-800-645-3751 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.